Exhibit 99.1

N A S D A Q : P M E C FROM PROFITABLE FACILITIES MANAGEMENT TO ROBOTICS-LED MARGIN TRANSFORMATIONInvestor Presentation · October 2026100+ robotsAI-Robotics for a cleaner, smarter world

D I S C L A I M E R Forward-Looking Statements This presentation has been prepared by Primech Holdings Ltd. ("Primech", the "Company", or "PMEC") solely for informational purposes. It does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, and it is not intended to form the basis of any investment decision. This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company's strategy, backlog, contract pipeline, robotics development and commercialization timelines, HYTRON unit economics (including lease pricing, manufacturing cost, target gross margin and breakeven fleet scale), international expansion, and expected margin improvement. Words such as "expect", "target", "plan", "anticipate", "believe", "potential", "could", and similar expressions identify forward-looking statements. These statements are based on management's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including: the Company's history of net losses and reliance on bank facilities and government wage subsidies; customer concentration; labour cost and regulatory pressure under Singapore's Progressive Wage Model; the early stage of the robotics segment and uncertainty of adoption; dependence on third-party manufacturing and component supply; and the other risks described under "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement except as required by law. Financial information for fiscal years ended March 31, 2026 and 2025 is derived from the Company's audited consolidated financial statements prepared under U.S. GAAP. Certain figures, including subsidiary-level EBITDA, contracted backlog, contract award values and operating statistics (employees, contracts, retention, robots deployed), are non-GAAP or operational measures that are unaudited and may not be comparable to similarly titled measures used by other companies. Numbers may not sum due to rounding. 2

EQUITY STORY

Why PMEC Now

PMEC is at a pivotal juncture — an established FM platform entering a new modus operandi, with automation reshaping service delivery, productivity and growth.

FM scale is already built

3,000+ employees[1] and established client relationships provide the deployment channel.

Revenue visibility is high

US$177.7M contracted backlog.[2]

Automation attacks the largest cost line

Labour-heavy FM economics make productivity gains highly valuable at scale.

Robotics creates re-rating potential

RaaS, international channels and OEM expansion could broaden PMEC's technology-led revenue opportunity.

[1] Employee count as at 31 March 2026.
[2] Contracted backlog as at 31 March 2026.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

3

INVESTMENT HIGHLIGHTS

Six-Pillar Investment Thesis

Singapore FM leader

Roots in 1988

Profitable core

Profitable facilities segment (US$6.1M FY2026 segment profit) supports robotics investment.

Multi-year visibility

US$177.7M contracted backlog

Self-developed robotics

HYTRON and broader FM robot stack deployed with real customers

Global expansion path

RaaS, unit sales and dealer channels across multiple countries

Re-rating potential

From labour-intensive services to automation-enabled platform model

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

4

COMPANY OVERVIEW

Operating Scale + Technology Platform

Primech Holdings combines a mature facility services engine with a growing robotics R&D and commercialization arm.

US$78M	**US$177.7M**	**100+**	**3,000+**	**1988**	**US$8.9M**	**38.4M**
FY2026 Revenue	**Backlog[2]**	**Robots Deployed[3]**	**Employees[1]**	**Roots**	**Cash**	**Shares**
Group revenue reported	FY2027–FY2029+	Across client sites	Operational Scale	Operating businesses trace their roots to 1988	Mar 31, 2026	Outstanding

Operating Structure

Primech A & P: Integrated Facility Solutions | Maint-Kleen: Cleaning & Conservancy Services | Primech AI: Robotics R&D and HYTRON

[1] *Employee count as at 31 March 2026.*
[2] *Contracted revenues for future fulfilment at 31 March 2026, per Form 20-F.*
[3] *Comprises HYTRON units embedded in Primech's own facilities-services contracts and OEM cleaning and floor-care robots. HYTRON leasing to third parties commenced in FY2026.*

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026
Confidential — for discussion purposes only
5

MARKET POSITION

Facilities Management Moat

Primech Holdings' base business has built a strong moat that pure robotics startups do not have: licences, tenders, staff scale and trusted customers.

01
Licences & accreditation

Clean Mark Gold Award;
Class 1 licence under Singapore's Cleaning Business Licensing framework

02
Regulatory complexity

Progressive Wage Model, worker quotas and compliance requirements favour scaled incumbents

03
Tender credibility

Track record with Changi Airport, MOE, NEA, universities, hospitals and premium landlords

04
Recurring relationships

Established customer relationships across facilities-services projects

Source: Company

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026
Confidential — for discussion purposes only
6

THE LABOUR PROBLEM

The Labour Problem, Quantified

Singapore's cleaning wage floors are legislated to rise every July through 2028, the workforce is ageing out, and the subsidy that cushioned the increase ends in 2028.

+85%
Restroom-cleaner wage floor, July 2022 → July 2028
S$1,530 → S$2,835 a month · legislated (Progressive Wage Model)

62%
Resident cleaners and labourers aged 60 or over
2025 · was 41% in 2015 · under-40s: 10% · derived from MOM data

75% → 20%
Government co-funding of wage increases, 2023 → 2028
Progressive Wage Credit Scheme · 2028 is the final year

39 min
To clean one washroom by hand (3 WCs, 4 urinals, 25 m²)
NEA productivity benchmark · trained cleaner

EXPENSIVE — legislated wage escalation

- Progressive Wage Model floors step up S$170 every 1 July through 2028. General Cleaner: S$1,312 (2022) → S$2,080 (today) → S$2,420 (2028). Restroom Cleaner: S$1,530 → S$2,495 → S$2,835.
- On top of basic wage: a mandatory PWM bonus of at least two weeks' pay; training rises from 2 to 3–4 WSQ modules per cleaner from July 2027; minimum annual leave for outsourced workers rises from 7 to 10 days from 2029.
- Foreign-worker cost: Dependency Ratio Ceiling 35%; Work Permit levy S$450–800 a month, lowest tier rising to S$600 from 2028; Local Qualifying Salary S$1,800 from July 2026.

SCARCE — an ageing, shrinking workforce

- About 53,600 cleaners across about 1,530 licensed businesses; three-quarters resident.
- 62% of resident cleaners and labourers are 60 or over (41% a decade ago); 10% are under 40.
- In 2024 "cleaner" was the #3 non-professional job left unfilled for six months or more; annualised resignation rate about 29%.

EXPOSED — the cushion is being removed

- Progressive Wage Credit Scheme co-funding of wage increases: 75% (2023) → 50% (2024) → 40% (2025) → 30% (2026–27) → 20% (2028, final year).
- Primech, FY2026: government subsidies netted in cost of revenue fell to US$2.8M from US$4.1M; gross margin 23.6% → 17.1% on a largely fixed-price contract base.
- NEA's Productivity Solutions Grant pays up to 50% of a cleaning robot (cap S$200k per company); HYTRON is on the supportable-equipment list.

Cost of revenue is 83% of Primech's revenue, and it is chiefly wages.
The restroom cleaner is paid S$415 (about 20%) above the general-cleaner floor, is among the hardest roles to fill, and cleans the space that generates the most complaints. That is the task HYTRON is pointed at.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

7

Confidential — for discussion purposes only

W H E R E I T B I T E S Where It Bites: The Restroom A premium-wage role, the hardest to staff, the most complained about. 39 min 13 s NEA benchmark for a trained cleaner to clean one 25 m² washroom (3 WCs, 4 urinals) — about 5.6 minutes per fixture ~1,300 enforcement actions NEA and SFA public-toilet offences in 2024; about 210 coffee shops were repeat offenders Every 30 minutes at peak NEA's recommended cleaning frequency for hawker-centre and coffee-shop toilets; 6–8 times a day in malls, 4–5 in offices 5% of floor area, 80%+ of complaints Industry rule of thumb for restrooms; the #1 complaint category for cleaning contractors three years running (CMM / ISSA benchmarking survey) S$2,495 a month Restroom-cleaner wage floor from July 2026, S$415 (about 20%) above the general-cleaner floor; S$2,835 by 2028 84% Say an unclean restroom damages a business's image; 75% think twice before returning (Bradley Healthy Handwashing Survey 2025, US) 8 HYTRON at a Primech-serviced site: about 40 fixtures per charge, >99.9% bacterial reduction.

FINANCIAL PERFORMANCE

Resilient FM Engine Supporting the Robotics Transition

US$78M

FY2026 Revenue

Consolidated · U.S. GAAP · audited

17.1%

FY2026 Gross Margin

US$6.1M

Facilities segment profit

FY2026 · U.S. GAAP · audited


PRIMECH A & P
PRIMECH A & P

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

9

FINANCIAL PERFORMANCE

FY2026 Consolidated Results

Fiscal year ended March 31 · US$ thousands · U.S. GAAP · Audited by Weinberg & Company, P.A. (PCAOB)

Consolidated statement of operations	FY2026	FY2025	Change
Revenues, net	78,009	74,349	+4.9%
Cost of revenue (net of subsidies of 2,805 / 4,148)	(64,695)	(56,823)	
Gross profit	**13,314**	**17,526**	**(24.0)%**
Gross margin	17.1%	23.6%	(6.5) pts
General & administrative	(14,436)	(16,176)	
Sales & marketing	(864)	(2,007)	
Goodwill impairment	—	(291)	
Loss from operations	**(1,986)**	**(948)**	
Other income (expense), net	226	(27)	
Interest expense	(672)	(789)	
Income tax expense	(366)	(456)	
Net loss	**(2,798)**	**(2,220)**	
Attributable to Primech Holdings	(2,268)	(1,942)	
Loss per share — basic & diluted (US$)	(0.06)	(0.05)	

Facilities Services

US$78.0M — Revenue
US$6.1M — Segment profit

Primech A & P · Maint-Kleen · CSG

Robotics

US$12K — Revenue (robot leasing)
US$(2.5)M — Segment loss, incl. US$0.4M R&D

Primech AI · HYTRON · first commercial lease year

Segment profit 3,641 → unallocated corporate costs (5,273) → other operating expense (128) → interest (672) → income tax (366) → net loss (2,798)

Government wage subsidies netted in cost of revenue fell US$1.3M year-on-year (2,805 vs 4,148); the balance reflects labour-cost inflation under the Progressive Wage Model on a largely fixed-price contract base. This is the cost line the robotics programme is designed to address. The robotics segment is an investment segment supported by the facilities business and is fully consolidated (Primech AI Pte. Ltd., effective interest 51%).

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

10

FINANCIAL PERFORMANCE

Balance Sheet, Debt & Liquidity

As at March 31, 2026 · US$ thousands · U.S. GAAP

Condensed balance sheet (US$ thousands)	Mar 31, 2026	Mar 31, 2025
Cash and cash equivalents	8,921	10,145
Accounts receivable, net	19,750	15,633
Other current assets	2,272	3,229
Total current assets	**30,943**	**29,007**
Property and equipment, net	9,362	9,686
Right-of-use assets, goodwill & other	2,226	2,507
Total assets	**42,531**	**41,200**
Accounts payable and accrued expenses	10,803	10,330
Notes payable — current	10,145	8,481
Lease liabilities & income tax — current	1,833	2,056
Total current liabilities	**22,781**	**20,867**
Notes payable — long term	6,155	4,331
Other non-current liabilities	1,059	1,323
Total liabilities	**29,995**	**26,521**
Total shareholders' equity	**12,536**	**14,679**

- **Notes payable — composition**

- HSBC overdraft facilities 5,923
- HSBC receivables factoring (with recourse)3,823
- HSBC mortgage — Ubi Crescent HQ 4,293
- HSBC term loans 233
- Convertible promissory note (7% p.a.) 2,028

Total notes payable 16,300

Covenants (Primech A & P): minimum adjusted tangible net worth S$10.0M; gearing ≤ 2.2×. In compliance at March 31, 2026. Facilities secured on group assets and guaranteed by certain directors and the Parent.

- **Liquidity**

US$8.9M	US$7.6M	US$8.2M	US$(4.1)M
Cash at March 31, 2026	Undrawn loan & overdraft facilities	Working capital	FY2026 operating cash flow

Financing & subsequent events.
Securities purchase agreement (December 2025) with WELLE Environmental (Lux) S.à r.l., a subsidiary of WELLE Environmental Group (SZSE: 300190), for US$4.0M of senior unsecured 7% convertible promissory notes: US$2.0M delivered January 2026 and US$2.0M July 2026; convertible at US$1.30 per share. The sale of 23 and 25 Ubi Crescent completed after year-end at approximately US$8.1M; after repayment of the US$4.3M mortgage it adds roughly US$3.8M of net cash before transaction costs, and the group has relocated its headquarters to 60 MacPherson Road, Siemens Centre. Management's assessment: cash plus available facilities are sufficient to fund operations for at least twelve months from the date of the FY2026 financial statements.

Working capital is current assets less current liabilities at 31 March 2026. The Form 20-F liquidity note cites approximately US$8.7M on management's basis.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

11

CONTRACT WINS

Evidence of Demand: US$163M+ Publicly Announced Awards Since August 2025

Robotics is being bundled into real FM contracts, not sold in a vacuum.


ROBOTS COMMITTED UNDER THE CONTRACT
TOTAL CONTRACT VALUE
Aviation Hub
FM-ONLY
US$24.8M TOTAL CONTRACT VALUE
Social Services/Public Sector
27 ROBOTS
US$36.1M TOTAL CONTRACT VALUE
Universities
45 ROBOTS
US$33M TOTAL CONTRACT VALUE
Hawker Centres
20 ROBOTS
US$24M TOTAL CONTRACT VALUE
Polytechnics
28 ROBOTS
US$19.6M TOTAL CONTRACT VALUE
Commercial
25 ROBOTS
US$8.8M TOTAL CONTRACT VALUE
Hospitality/Residential
FM-ONLY
US$7.7M TOTAL CONTRACT VALUE
Industrial Cleaning
FM-ONLY
US$3.45M TOTAL CONTRACT VALUE
Financial Services
FM-ONLY
US$5.78M TOTAL CONTRACT VALUE

US$163M+

announced contract wins since August 2025[1]

Bar and gold-line length show total contract value. The figure in each bar is the number of robots committed under that award, not units deployed. US$ values are contract value, not robot sales.

[1] *Per company announcements, August 2025–September 2026; total contract value over the full contract term.*

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

12

STRATEGIC VISION

Own the Deployment Channel, then Scale the Technology


MAINT-KLEEN
MAINT-KLEEN

PRIMECH HOLDINGS

01
FM Platform
Scale, licences, customers and recurring contracts

02
Robotics R&D
HYTRON plus full OEM robot roadmap

03
Customer Deployment
Robots tested and improved at project sites

04
Margin Expansion
Automation turns labour pressure into operating leverage

05
Globalization
RaaS, unit sales and dealers expand beyond Singapore

Primech Holdings has the rare combination of operating sites, labour-pressure pain points, real users and a technology roadmap.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026
Confidential — for discussion purposes only
13

ROBOTICS TECHNOLOGY

HYTRON: Autonomous Restroom Cleaning Robot

TechRadar Pro Picks award, CES 2026 · NEA Productivity Solutions Grant supportable equipment, November 2025

>99.9%[1]

Bacterial reduction test:
12,000 → <10 CFU/swab

ESG Aligned

Automation that reduces water, chemical and energy use.

~40 Fixtures

Per charge; designed for real site productivity

2 Patents

Pending; Primech AI-developed commercialization platform

Navigation Stack

NVIDIA Jetson Orin NX, SLAM navigation and 6-axis arm

Cleaning System

Electrolyzed water, ozone-enhanced process and wet/dry function


Primech Ai
01

[1] *Independent laboratory surface-swab testing, FDA BAM Chapter 3 methodology, September 2025; test report available to investors on request.*

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

14

ROBOTICS ECONOMICS

HYTRON: Path to Scale & Profitability

A recurring revenue model designed to improve margins and operating leverage as deployment scales.

Lease Term

3-year

Public-sector lease signed May 2026; recurring RaaS revenue

Manufacturing Cost

US$31.9k → US$19.1k

Target improvement from scale manufacturing around 300 units

Target Gross Margin

~40%

Management target for leasing model

Scale Threshold

~130 units

Fleet size at which HYTRON’s fixed costs begin to amortise (not a profit breakeven)


Primech Ai
01

Management targets; not guidance. Cost of revenue includes depreciation, maintenance and consumables.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

15

COMPETITIVE LANDSCAPE

Floors Are Automated. Fixtures Are Not.

Autonomous floor cleaning has scaled to tens of thousands of units. The restroom fixture, a premium-wage task that is hardest to staff and most complained about, is still cleaned by hand almost everywhere.

Comparison	Manual cleaning	Autonomous floor-cleaning robots	UV-C disinfection robots	Other restroom-fixture robots	HYTRON (Primech AI)
What it cleans	All surfaces	Floors only: scrub, sweep, vacuum, mop	Disinfects exposed surfaces with UV light; does not clean	Toilets and urinals; basins not demonstrated	Toilet bowls, squat toilets, urinals, wash basins, countertops, mirrors and floors; 6-axis arm; wet and dry
Touches the fixture	Yes	No	No	Yes	Yes: scrub, disinfect, rinse, dry
Disinfection evidence	Chemical; unverified	Optional floor spray; unverified	Laboratory and hospital studies for some products	None published	More than 99.9% bacterial reduction; 12,000 → less than 10 CFU per swab; independent laboratory, September 2025
Autonomy	None	SLAM and obstacle avoidance; self-docking, refill and drain on some models	Mobile; self-docking	Each restroom taught once; refills at a janitor sink; needs site fittings	SLAM navigation; self-docking; automatic water refill and drain; 2-hour charge
Output	About 7 fixtures in 39 minutes (NEA benchmark)	500–2,000 m² per hour	One room per cycle	Not published	About 40 fixtures per 4-hour charge
Cost to customer	S$2,495 a month wage floor (July 2026), plus bonus, levy or CPF, leave and training	Not compared	Not compared	Published US pricing: US$1,500–4,500 a month	Monthly lease including maintenance; NEA PSG co-funds up to 50%
Installed base	About 53,600 cleaners in Singapore	Tens of thousands of units worldwide	Over 1,000 healthcare facilities	United States only; no fleet size published	Singapore, Hong Kong, Macau, Japan and USA; mass production from Q1 2027; three-year public-sector lease (May 2026)

The defensible claim. HYTRON is among the first commercially deployed autonomous restroom-fixture cleaning robots in Asia, with independently validated disinfection, approved for Singapore government co-funding.

Floor-cleaning robots are complements, not competitors. Primech already operates 100+ floor-care robots inside its contracts and bundles HYTRON beside them. The same distributors and the same NEA co-funding that scaled floor robots are available to HYTRON.

16

MARKET OPPORTUNITY

An S$3.6bn Home Market, Channel Markets Ten Times Larger, a Fixture Nobody Has Automated at Scale

Anchored in official Singapore statistics; channel markets from named research firms; the restroom sized bottom-up.


INNER SINGAPORE (home market)
MIDDLE — CHANNEL MARKETS (where Primech has a presence or partner)
OUTER GLOBAL

Cleaning activities S$3.6bn (about US$2.7bn) of operating receipts in 2024, up 10.2%; 2,316 establishments.

Facility-management market US$3.8bn (2026).

Southeast Asia outsourced FM US$15.3bn (2024) → US$22.6bn (2030).

UAE FM US$23.6bn (2026) → US$43.5bn (2031).

Japan building maintenance ¥4.6tn (about US$30bn). US janitorial US$112bn.

Cleaning services US$440–450bn (2025); commercial ≈ US$120bn.

Commercial cleaning robots: 58,000 units shipped in 2025, up 84%. Almost all of it is floors.

Market	Size	Growth	Source	Primech presence
Singapore	S$3.6bn cleaning receipts (2024)	+10.2% y/y	DOS	Headquarters; 3,000+ staff
Hong Kong / Macau	FM US$10.0bn (2026)	2.5% CAGR	Mordor	Nina Mall; Primech Hong Kong; HYTRON deployed
Japan	Building maintenance ¥4.6tn / about US$30bn (FY2024)	+4.0% y/y	JBMA	SoftBank Japan; hotel-group launch partner
UAE / GCC	FM US$23.6bn / US$103bn (2026)	13.0% / 10.3% CAGR	Mordor	Target market
USA	Janitorial US$112bn (2026)	2.7% five-year CAGR	IBISWorld	Home2 Suites by Hilton, Gulf Breeze; Primech USA Inc.

BUSINESS MODEL

A Contracted Base, a Recurring Robot Layer, a Transactional Channel

Recurring revenue supports and proves the robots; the robots repair the margin of the recurring revenue and open markets Primech cannot staff.

RECURRING REVENUE

99.7% of FY2026 group revenue

- Facilities-services contracts: US$177.7M contracted backlog. FY2026 mix: facilities cleaning US$63.9M · stewarding US$6.2M · office-tenant cleaning US$7.6M.
- Robotics-as-a-Service: Monthly lease per unit including maintenance and software; three-year public-sector lease signed May 2026; about 40% target gross margin at scale. FY2026: US$12K - the first commercial lease year.
- Embedded robotics: 100+ OEM floor-care robots deployed inside FM contracts, lifting contract margin rather than sold separately; 145 robots committed under the US$163M of publicly announced awards since August 2025.
  Character: contracted and visible; margin currently compressed by legislated wage floors; robotics is the lever.

→ **MARGIN RECOVERY**

TRANSACTIONAL REVENUE

emerging

- HYTRON unit sales: direct and through dealers; manufacturing cost US$31.9k today, targeted at US$19.1k around 300 units.
- Channel partners: distribution agreements and strategic partnerships in South Korea (NCM), Greater China (Savills), Europe, Japan and the USA.
- Products and consumables: FY2026 US$0.25M; grows with the fleet.
- Demand lever: NEA Productivity Solutions Grant co-funds up to 50% of a cleaning robot for the customer (cap S$200k per company) under a S$90M programme to March 2027.
- Character: higher gross margin per unit, lumpy, scales beyond Singapore without adding headcount.

→ **GEOGRAPHIC EXPANSION**

01 FM contracts supply the sites, the users and the data

02 Robots proven on Primech sites cut Primech's own labour cost

03 Proven robots are leased or sold to third parties through the channels

Fixed costs begin to amortise at about 130 units. Illustrative; not a forecast.

Sources: Form 20-F FY2026, Notes 2 and 12; slides 3–5, 12, 15, 25 and 33; Primech AI press releases (20 Nov 2025; 15 May 2026); NEA Productivity Solutions Grant page.

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

18

Confidential — for discussion purposes only

DEPLOYMENT & GLOBALIZATION

Proof Points Across Sites and International Channels

Education Hub


NANYANG
TECHNOLOGICAL
UNIVERSITY
SINGAPORE
Nanyang Business School

Nanyang Technological University



Republic Polytechnic



Temasek Polytechnic



Nanyang Polytechnic

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

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19

DEPLOYMENT & GLOBALIZATION

Proof Points Across Sites and International Channels

Public Agencies


EXIT
L3
COMPLETION OF FORMALITIES
OTHER SERVICES
ROOMS 18-52

Immigration & Checkpoints Authority (ICA) Building



Ministry of Education (MOE)

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

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20

Proof Points Across Sites and International Channels D E P L O Y M E N T & G L O B A L I Z A T I O NUnited Overseas BankJTC -Punggol Digital DistrictBusiness Park and Commercial Centre Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only 21

Proof Points Across Sites and International Channels D E P L O Y M E N T & G L O B A L I Z A T I O NNational University Health System (NUHS)NEA Hawker CentreHospitalFood Centre Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only 22

Proof Points Across Sites and International Channels D E P L O Y M E N T & G L O B A L I Z A T I O NCity Square MallThe Star VistaShopping Malls Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only 23

DEPLOYMENT & GLOBALIZATION

Proof Points Across Sites and International Channels

Hong Kong
Shopping Mall



Nina Mall
Nina Tower Hong Kong

United States of America
Hotels



Home2 Suites by Hilton Gulf Breeze Pensacola Area
Florida, USA

Japan
Commercial/Office



SoftBank
Japan

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

24

OUTLOOK

FY2027 Priorities and Outlook

Fiscal year ending March 31, 2027 · Management priorities, not guidance

US$177.7M

Contracted backlog to convert, FY2027–FY2029+ (at 31 March 2026)

US$163M+

Publicly announced awards, August 2025–September 2026, across nine sectors

45 robots · 200 units

45 autonomous cleaning robots, including HYTRON, across two university campuses (~US$33M, four years); 200-unit commitment over 24 months for Hong Kong and Macau (Swan Hygiene Solutions / Savills)

~130 units

Fleet scale at which HYTRON fixed costs begin to amortise

US$31.9k → US$19.1k

Manufacturing cost per unit, current → target at about 300 units

S$2,080 / S$2,495

General and restroom-cleaner wage floors from 1 July 2026; the July 2026 and July 2027 step-ups are being embedded in renewals and tenders

01 Convert and reprice the base.

Deliver the backlog; embed the July 2026 and July 2027 Progressive Wage Model step-ups in renewals and tenders.

02 Scale HYTRON from first lease to fleet.

Mass production from Q1 2027; NEA Productivity Solutions Grant eligibility for customers; three-year public-sector lease in hand.

03 Open the international channels.

South Korea (NCM distribution agreement; first shipments after KC certification) Greater China (Savills MOU; 200-unit Hong Kong/Macau commitment); Europe (TCOrobotics GmbH; CE certification); Japan (hotel-group launch partner); USA (Primech USA; SelectUSA Tech; UL certification and a US assembly pathway).

04 Strengthen the balance sheet.

US$4.0M of 7% convertible notes fully drawn (WELLE Environmental Group; second US$2.0M July 2026); HSBC covenants in compliance at 31 March 2026; Ubi Crescent sale completed and headquarters relocated to Siemens Centre.

05 Governance and disclosure.

Annual Report on Form 20-F for FY2026 filed 29 July 2026; 2025 Employee Incentive Plan registered on Form S-8 (June 2026); four-member board, three independent, with Audit, Compensation and Nominating committees each chaired by an independent director; Nasdaq minimum-bid-price compliance period runs to 22 February 2027. The Company intends to regain compliance through share-price performance; shareholders approved a share-consolidation authority at the 14 October 2026 AGM as a backstop.

The Company does not provide earnings guidance. Priorities reflect management's current plans and are subject to the risks described on slide 2.

25

LEADERSHIP TEAM

Leadership Team

Executive officers of Primech Holdings Ltd. as disclosed in the Company's Form 20-F for the fiscal year ended March 31, 2026



Kin Wai Ho

Chairman & Chief Executive Officer

- Chief Executive Officer since January 2023; led the Company through its Nasdaq IPO in October 2023
- Former Chairman of the Board and Chief Executive Officer of Jimu Group (HKEx: 8187)
- Former independent director of Lapco Holdings Limited (HKEx: 8472)



Kit Yu Lee

Chief Financial Officer

- Chief Financial Officer since November 2021
- Former Chief Financial Officer of Fit Boxx Holdings Ltd
- Former Deputy Chief Financial Officer and Financial Controller of Jimu Group (HKEx: 8187)
- Former audit manager, Deloitte Touche Tohmatsu



Hansel Loo

Senior Vice President, Operations

- Joined Maint-Kleen in 2002 as Senior Vice President; appointed Executive Director of Maint-Kleen
- Leads cleaning and conservancy operations across the group's public-sector and institutional contracts



Khazid Omar

Senior Vice President, Corporate Services

- Joined Primech Services & Engrg as Chief Operating Officer; promoted to Senior Vice President of Primech Holdings
- Former Director of Housekeeping, Fairmont Hotel Singapore
- Leads integrated facility-services delivery for Primech A&P

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

26

Confidential — for discussion purposes only

LEADERSHIP TEAM

Primech AI: Robotics Leadership

The team commercialising, developing and deploying HYTRON



Charles Ng

Chief Operating Officer, Primech AI

Chief Operating Officer of Primech AI; 20+ years in software engineering and robotics

BSc Computer Engineering, Nanyang Technological University



Jordan McCreery

Chief Business Officer, Primech AI

Leads HYTRON commercialisation and the North American expansion through Primech USA Inc.

With Primech AI since November 2024, first as Vice President, Business Development

Patrick Yeung

Director of R&D, Primech AI

Leads HYTRON's system architecture, hardware, structure and manufacturing engineering, including UL 3300 certification

25 years of product R&D across robotics, AIoT and connected devices; senior roles at VTech (Senior Technical Director), Signify (Lead System Architect) and Sun Hung Kai Properties' Sanfield Construction Innovations (R&D Manager)

Has managed R&D teams of 50+ engineers; 20+ years of FCC, CE, UL and FDA approval experience



Felix Gomez Braulio, Ph.D.

Head of AI, Primech AI

Leads perception, navigation and cleaning-automation AI for HYTRON and Primech Vision

Ph.D. in Robotics, Automation and AI, Singapore University of Technology and Design; architected the full ROS 2 navigation stack for the Panthera outdoor sweeping robot and led the technical validation that passed Singapore LTA's CETRAN safety test for public-path deployment

Previously built edge computer-vision and navigation modules for commercial cleaning robots at a Singapore robotics manufacturer; author of four peer-reviewed publications on cleaning-robot autonomy

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

27

LEADERSHIP TEAM

Primech AI: Engineering Team

Building and supporting HYTRON in the field

Ivan Immanuel

Robotics Software Engineer, AI Team

Works on navigation, localisation and path planning for HYTRON

MSc in Robotics, Johns Hopkins University; BEng in Mechanical Engineering (Robotics and Mechatronics), Nanyang Technological University, Dean's List

Six years at Micron as a Senior Process and Equipment Engineer; co-authored a patent, led a 15-engineer team and delivered a US–Singapore technology transfer



Matthew Mirecki

Lead US Deployment Technician

Leads HYTRON installation, commissioning and field support for US deployments; based in Michigan

Previously led a 10-technician team on a multi-hospital device refresh programme for a Michigan health system (TEKsystems), covering deployment scheduling, network configuration and security compliance; built PowerShell automation for IT operations

BSc Cyber Security and Information Technologies, Ferris State University

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

Confidential — for discussion purposes only

28

BOARD OF DIRECTORS

Board of Directors

Four directors, three independent. Board composition as disclosed in the Company's SEC filings and corporate profile.



Kin Wai Ho

Chairman · Executive Director

- Chairman and Chief Executive Officer of Primech Holdings
- Former Chairman and CEO of Jimu Group (HKEx: 8187); former independent director of Lapco Holdings (HKEx: 8472)



William Yuen

Independent Director · Audit Committee Chair

- Over 30 years of experience in accounting
- Independent director and Audit Committee chairman of Weidai Ltd (formerly NYSE-listed), 2018–2024
- Company Secretary of Kong Shum Smart Management Group (Holdings) Limited (HKEx: 8181)



William Mirecki

Independent Director · Compensation Committee Chair

- Managing Director, Merrell Asia Pacific
- Over 20 years of leadership experience at Wolverine World Wide, Inc. (NYSE: WWW)
- Former regional sales manager, Pfister & Vogel Leather



Kai Yue Jason Chan

Independent Director, Nominating & Governance Committee Chair

- Head of IT, College of Professional & Continuing Education (CPCE), Hong Kong Polytechnic University
- Serves as an independent director of several companies listed on the Hong Kong Stock Exchange

29

CAPITAL STRUCTURE

Capital Structure & Group Ownership

As at March 31, 2026 unless stated · Source: Form 20-F FY2026, Notes 1, 9, 12 and 13

38.69M

Ordinary shares outstanding

38,692,211 at 10 September 2026 (38,417,987 at 31 March 2026) · no par value

3.0M

Class B preference shares

10 votes per share · convertible 1:1 into ordinary shares

US$4.0M

7% convertible promissory notes

WELLE Environmental Group · US$2.0M Jan 2026 · US$2.0M Jul 2026 · converts at US$1.30

Oct 2023

Nasdaq Capital Market IPO

3.05M shares at US$4.00 · ~US$9.5M net

- Ordinary shares carry one vote each. The 3,000,000 Class B preference shares were issued to the CEO, Mr. Kin Wai Ho, in March 2026; they carry ten votes per share and are convertible at any time into ordinary shares on a one-for-one basis. Ordinary shares are not convertible into Class B shares.
- Controlling shareholder: Sapphire Universe Holdings Limited (BVI) holds 30,787,500 ordinary shares (74.3% of the combined share count at 17 March 2026). Mr. Ho owns 56% of Sapphire Universe through Bright Oracle Limited and Oriental Unicorn Limited; together with his Class B shares he beneficially owns approximately 48.9% of the combined share count (Schedule 13D/A, April 2026) and holds majority voting power. Primech is a Nasdaq "controlled company".
- Convertible notes: US$4.0M of 7% notes held by WELLE Environmental (Lux) S.à r.l., a subsidiary of WELLE Environmental Group (SZSE: 300190), convertible at US$1.30 per share (about 3.08 million ordinary shares if fully converted); 1,000,000 shares were issuable on the first tranche at 31 March 2026 at the original US$2.00 price.
- Equity incentive: the 2025 Employee Incentive Plan is registered on Form S-8 (June 2026). On 10 September 2026 the three independent directors each vested 91,408 ordinary shares under the plan.

Entity	Ownership	Activity
Primech A&P Pte. Ltd.	100%	Integrated facility services (Singapore)
Maint-Kleen Pte. Ltd.	100%	Cleaning & conservancy services
CSG Industries Pte. Ltd.	80%	Industrial cleaning
Primech AI Pte. Ltd.	99.9%	HYTRON robotic
Primech AI Investments Ltd. (BVI)	51%	Robotics investment holding
Primech AI Holdings Ltd. (BVI)	100%	Robotics holding company
Primech Hong Kong Ltd. · Primech USA Inc.	100%	International channels (Primech USA incorporated Sept 2025)
My All Services Sdn. Bhd. (Malaysia) · Princeton · HomeHelpy	100%	Regional services

Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026

30

Confidential — for discussion purposes only

PRIMECH
HOLDINGS
NASDAQ: PMEC

Primech Holdings is an established FM platform. Now scaling through robotics.

With an established customer base, recurring contracts and real-world deployment sites, Primech Holdings has the foundation to develop, deploy and commercialize robotics at scale.

Base business	Revenue, backlog and customers
Technology option	HYTRON and full FM robot range
Investor upside	Margin expansion + global RaaS optionality



MAINT-KLEEN
PRIMECH A & P

NASDAQ: PMEC · Investor Presentation 2026

Investor Relations
ir@primechholdings.com | investor.primechholdings.com

31

A P P E N D I X The labour problem: supporting data 32 Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 • Negotiations for the post-2029 Progressive Wage Model schedule began in 2026; the current schedule runs to 30 June 2029. • S Pass levy S$650 a month; S Pass sub-quota 10% of the workforce in services. • Primech's 3,000+ staff are roughly 1 in 18 of the sector's headcount (illustrative). • Median age of resident cleaners and labourers is about 63 (derived from MOM Comprehensive Labour Force Survey, June 2025). • Employers cite "physically strenuous" (40%), pay (38%) and hours (38%) as reasons cleaner vacancies go unfilled (MOM Job Vacancies 2024). Vacancies outnumber jobseekers 1.6 to 1 (December 2025). • Tripartite Cluster for Cleaners, February 2026: a "perennial challenge in attracting more jobseekers"; it urges operators to adopt "autonomous machineries". • The Progressive Wage Credit Scheme's minimum qualifying increase doubles to S$200 from 2027. • The cleaning sector as a whole earned a 2.4% operating surplus on S$3.6bn of receipts in 2024, and ran a loss in 2022. • NEA's Productivity Solutions Grant is a S$90M programme open to March 2027. • Cost of revenue is 83% of Primech's revenue, and it is chiefly wages.

A P P E N D I X Market opportunity: supporting data 33 Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Singapore cleaning activities: 6.7% five-year CAGR; sector operating surplus 2.4% of receipts; a loss in 2022. Primech FY2026 revenue ≈3% of receipts (illustrative; scope differs). FM market US$3.8bn (2026), 2.4% CAGR (Mordor Intelligence). Southeast Asia outsourced FM 6.7% CAGR (Frost & Sullivan). Hong Kong FM US$10.0bn (Mordor, 2026). GCC FM US$103bn (Mordor, 2026). Japan: 88.5% of building-maintenance firms say they cannot recruit site workers (JBMA). Global cleaning services 7.3–7.5% CAGR (Grand View Research; Fortune Business Insights). Commercial cleaning robots US$760M in 2025, up 49% (IDC); professional cleaning robots more than 25,000 sold in 2024, up 34% (IFR). Venues. 123 NEA hawker centres · 805 HDB coffee shops · 143 MRT stations · Changi Airport, 500+ washrooms · 11 acute and 10 community hospitals, 26 polyclinics · 5 polytechnics and 6 universities · 8.2M m² of office and 6.4M m² of retail space. Frequency. NEA recommends cleaning every 30 minutes at peak in hawker centres and coffee shops, 6–8 times a day in malls, 4–5 times a day in offices. Labour. 39 minutes per washroom by hand; restroom-cleaner wage floor S$2,495 a month, S$2,835 by 2028. HYTRON. About 40 fixtures per charge ≈ five to six NEA- benchmark washrooms per charge. Coverage. No official island-wide count of public toilets exists; SMU's 2024 survey covered 2,602 toilets at 1,428 premises, about 1.8 per premises. 84% say an unclean restroom damages a business's image; 71% are more likely to return and spend where restrooms are clean (Bradley, 2025) · Restrooms are the #1 complaint for cleaning contractors three years running (CMM / ISSA, 2022) · About 1 in 2 Singaporeans would pay for guaranteed-clean public toilets (SMU, 2024)

Government Agencies/ Public Sector Commercial/ Tenancy Institutions Residential Hotels/ Stewarding C U S T O M E R A P P E N D I X Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only *Selected customers. Third-party logos are the property of their respective owners. 34

Government Agencies/ Public Sector Institutions/ Commercial Residential C U S T O M E R A P P E N D I X Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only *Selected customers. Third-party logos are the property of their respective owners. 35

Singapore Clients Global Clients & Distributors C U S T O M E R A P P E N D I X Primech Holdings Ltd. · NASDAQ: PMEC · Investor Presentation 2026 Confidential — for discussion purposes only *Selected customers. Third-party logos are the property of their respective owners. 36

SOURCES APPENDIX

Company data

Slide	Statistic	Source	As of
1, 5, 12, 18	100+ robots deployed; 145 robots committed under awards announced since August 2025	Company records. HYTRON units embedded in Primech's own facilities-services contracts and OEM cleaning and floor-care robots	2026
3, 5, 7, 32	3,000+ employees	Company records	31 Mar 2026
3, 4, 5, 18, 25	US$177.7M contracted backlog, FY2027–FY2029+	Form 20-F FY2026, contracted revenues for future fulfilment	31 Mar 2026
4, 5	Operating businesses trace their roots to 1988	Company press release, 15 May 2026	—
5, 9, 10	US$78.0M FY2026 revenue; 17.1% gross margin	Form 20-F FY2026, consolidated statements of operations (revenue US$78,009K; gross profit US$13,314K)	FY ended 31 Mar 2026
9	US$6.1M facilities segment profit	Form 20-F FY2026 Note 12	FY2026
6	Clean Mark Gold Award; Class 1 licence	NEA Cleaning Business Licensing framework (classes effective 1 Jan 2024)	2024
12, 18, 25	US$163M+ publicly announced awards since August 2025; sector split; robot counts	Company announcements; total contract value over full contract term	Jan–Sep 2026
8, 14, 16	>99.9% bacterial reduction; 12,000 → <10 CFU per swab	Independent laboratory surface-swab testing, FDA BAM Chapter 3 methodology; test report available to investors on request	Sept 2025
8, 14, 16, 17, 33	About 40 fixtures per charge; 6-axis arm; SLAM; NVIDIA Jetson Orin NX; 2-hour charge; automatic refill and drain	HYTRON Product Specifications (Nov 2025); Primech AI brochure (Aug 2026); Primech AI (Oct 2026)	Nov 2025
14	2 patents pending	Company	2026
15, 16, 17, 18, 25, 33	About 40% target gross margin; US$31.9k → US$19.1k; about 130 units scale threshold	Management targets	2026
19–24	Deployment sites (NTU, RP, TP, NYP, ICA, MOE, UOB, JTC PDD, NUHS, NEA hawker centre, City Square Mall, The Star Vista, Nina Mall, Home2 Suites Gulf Breeze, SoftBank Japan)	Company	2026
10, 11, 30	All consolidated financial figures	Form 20-F FY2026, financial statements F-1 to F-25; Notes 1, 2, 3, 7, 9, 10, 11, 12, 13; auditor Weinberg & Company, P.A. (PCAOB ID 572)	31 Mar 2026; subsequent events to Jul 2026
26, 29	Officer and director names, titles, biographies	Form 20-F FY2026 Note 10; PMEC Company Profile (January 2025)	2026
7, 14, 16, 18, 25, 32	NEA PSG approval; three-year public-sector lease; mass production Q1 2027; CES 2026 award; deployments	Primech AI press releases (9 Oct 2025; 20 Nov 2025; 15 May 2026)	As dated
18	FY2026 revenue by type: facilities cleaning 63,940; stewarding 6,242; office-tenant cleaning 7,563; products 252; robot leasing 12 (US$K)	Form 20-F FY2026 Note 2	FY2026
25	45 autonomous cleaning robots, including HYTRON, in two university contracts; 200-unit commitment over 24 months for Hong Kong and Macau	Company press releases, 5 Mar 2026 and 19 Dec 2025	2026
12, 25	US$36.1M social-services and public-sector contracts (June 2026); US$24.8M four-year aviation-hub award (May 2026)	Company announcements	Apr–Sep 2026
18, 25	South Korea distribution agreement (KC certification pending); Greater China distribution MOU with Savills; Europe partnership with TCOrobotics GmbH (CE pending); Japanese hotel-group launch partner; SelectUSA Tech selection	Company press releases; September 2026 investor teaser	2026
25, 30	US$4.0M of 7% convertible notes (US$2.0M Jan 2026, US$2.0M Jul 2026); Form F-3 shelf registration effective December 2024	Form 20-F FY2026 Notes 7 and 13; Form F-3	2026
27, 28	Primech AI team names, titles, biographies	Company records	Oct 2026

37

SOURCES APPENDIX

External data

Slide	Statistic	Source	As of
7, 8, 16, 25, 32	PWM wage floors by job level, July 2023–June 2029; PWM bonus	MOM, “Progressive Wage Model for the cleaning sector” — mom.gov.sg; TCC report 7 Jun 2021 (increments)	1 Sep 2026
7, 32	Training modules 2 → 3–4 from 1 Jul 2027; TCC quotes	Tripartite Cluster for Cleaners, Addendum on Enhanced Training Requirements — mom.gov.sg	13 Feb 2026
7, 32	Outsourced-worker minimum leave 7 → 10 days from 2029	MOM press release, “Government to raise leave entitlement for outsourced PWM workers”	19 Jul 2026
7, 32	DRC 35%; WP levy S$450–800; S Pass sub-DRC 10%, levy S$650	MOM, “Services sector: Work Permit requirements”; MOM S Pass levy page	16 Sep 2026; 19 Feb 2026
7, 32	Levy tiers 1–2 merge at S$600 from 2028; LQS S$1,800 from 1 Jul 2026; PWCS rates 2025–28	MOM COS 2026 factsheets on foreign workforce policies and on lower-wage workers; MOM LQS page	3 Mar 2026; 1 Jul 2026
7, 32	PWCS 75%/45% (2022–23), 50%/30% (2024)	MOF Budget 2022 Annex E-1; MOF press release 21 Jun 2022; SMS Zaqy COS 2024 speech	2022–2024
7, 16, 17, 32, 33	About 1,530 licensed cleaning businesses; about 53,600 cleaners; about 75% resident	MSE, opening speech, second reading of the Environmental Public Health (Amendment) Bill — mse.gov.sg	6 Feb 2023
7, 32	62% of resident cleaners and labourers aged 60+; 10% under 40; median about 63 (derived)	MOM Comprehensive Labour Force Survey June 2025, employed residents by occupation and age, via data.gov.sg (SSOC group “Cleaners, Labourers & Related Workers” — broader than cleaners)	Jun 2025 (published 27 Mar 2026)
7, 32	Cleaner #3 non-PMET job unfilled 6+ months (2024); reasons 40% / 38% / 38%; 1.58 vacancies per jobseeker	MOM, Job Vacancies 2024 and 2025 reports; MOM press release 20 Mar 2026 — stats.mom.gov.sg	2024; Dec 2025
7, 32	Resignation rate 2.45% a month (about 29% a year)	MOM Labour Market Survey, resignation and recruitment rates by industry and occupation, via data.gov.sg	2024
7, 8, 16, 17, 32, 33	39 min 13 s per 25 m² washroom (3 WCs, 4 urinals)	NEA, “Cleaning Industry” productivity indicators and washroom calculator — nea.gov.sg	26 Aug 2026
8, 17, 33	Cleaning frequency: every 30 min at peak (hawker/coffee shop); 6–8×/day malls; 4–5×/day offices	NEA, “Advisory to Owners of Public Toilets” — nea.gov.sg	11 Jun 2025
8	About 1,300 enforcement actions (2024); about 210 repeat-offender coffee shops	MSE, written reply to parliamentary question on public-toilet cleanliness (27 Feb 2025); MSE endorsement of Public Toilets Taskforce recommendations (4 Mar 2025)	2024
7, 17, 18, 32, 33	NEA PSG: up to 50%, cap S$200k; S$90M programme to 31 Mar 2027	NEA, Productivity Solutions Grant page (28 Aug 2026); NEA news release 4 Mar 2025	2026
7, 17, 32, 33	Cleaning activities receipts S$3,601M (2024), +10.2%; 2,316 establishments; 2.4% operating surplus; loss in 2022	Singapore Department of Statistics, Table M601481, Key Indicators by Detailed Industry, SSIC 812 — tablebuilder.singstat.gov.sg	2024 data, Mar 2026
8	Restrooms 5% of floor area, 80%+ of complaints (rule of thumb)	Solenis/Diversey, “Importance of Restroom Care” (industry blog)	Jun 2024
8, 17, 33	Restrooms the #1 complaint for BSCs three years running	CMM (ISSA), “Make 2023 the Year Without a Restroom Complaint”, BSC Benchmarking Survey	Dec 2022
8, 17, 33	84% / 75% / 71% restroom-perception figures	Bradley Company, Healthy Handwashing Survey, 16th year	3 Sep 2025
17, 33	74% negative perception from dirty restrooms	Cintas / The Harris Poll	16 Dec 2021
16, 17, 33	58,000 commercial cleaning robots shipped 2025 (+83.8%); US$760M (+48.5%)	IDC, Worldwide Annual Commercial Cleaning Robotics Tracker 2025	13 Jul 2026

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SOURCES APPENDIX

External data

Slide	Statistic	Source	As of
17, 33	Singapore FM market US$3.8bn (2026), 2.4% CAGR	Mordor Intelligence, Singapore Facility Management Market (2026 edition)	2026
17, 33	Southeast Asia outsourced FM US$15.3bn (2024) → US$22.6bn (2030), 6.7% CAGR	Frost & Sullivan, Facility Management Industry in Southeast Asia 2025–2030	2025
17, 33	Hong Kong FM US$10.0bn; UAE US$23.6bn → US$43.5bn (13.0%); GCC US$103bn (10.3%); Saudi US$54.6bn	Mordor Intelligence country reports (2026 editions)	2026
17, 33	Japan building-maintenance market ¥4,598bn FY2024 (¥4,421bn FY2023); 88.5% of firms unable to recruit site workers	Japan Building Maintenance Association, industry data pages and 56th survey (Apr 2026)	FY2024
17, 33	US janitorial services US$112.4bn (2026), 2.7% five-year CAGR	IBISWorld, Janitorial Services in the US (NAICS 56172)	Jul 2026
17, 33	Global cleaning services US$442bn (2025), 7.3% CAGR, commercial 27.2%; US$452bn (2025), 7.5% CAGR	Grand View Research, Cleaning Services Market (2026 edition); Fortune Business Insights, Cleaning Services Market (Sep 2026)	2025 base
17, 33	123 NEA hawker centres; 805 HDB coffee shops; 143 MRT stations; Changi 500+ washrooms; 11 acute and 10 community hospitals, 26 polyclinics; 5 polytechnics, 6 universities; office 8.18M m² and retail 6.42M m² NLA	NEA Hawker Management (17 Aug 2026); HDB press release (10 Jan 2026); LTA via public sources (2025); Changi Airport Group, Changi Journeys (2025); MOH (7 Mar 2025); MOE; URA Q3 2025 Annex E-1	2025–2026
17, 33	SMU Project Waterloo: 2,602 toilets at 1,428 premises; about 1 in 2 willing to pay for guaranteed-clean toilets	Singapore Management University news release	23 Dec 2024
17, 33	Professional cleaning robots >25,000 units sold 2024 (+34%)	International Federation of Robotics, World Robotics 2025 — Service Robots, press release	7 Oct 2025
16	Floor-cleaning robot installed base (tens of thousands); UV-C robots in 1,000+ healthcare facilities; restroom-fixture robot pricing US$1,500–4,500 a month	Manufacturer disclosures and published price lists, 2020–2026; details available on request	2026
	Beneficial ownership: Sapphire Universe 74.3%; Mr. Kin Wai Ho approximately 48.9% incl. Class B; Class B convertible 1:1	Schedule 13D (18 Mar 2026) and 13D/A (10 Apr 2026)	Mar 2026
	2025 Employee Incentive Plan; director vesting 10 Sep 2026	Form S-8 (4 Jun 2026); Forms 4 (16 Sep 2026)	Sep 2026

39